

12010610



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCP, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 S. Tryon Street, Suite 1700

(No. and Street)

Charlotte   NC   28202

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brett Bond   704-332-2710

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC

(Name – if individual, state last, first, middle name)

7725 Ballantyne Commons Parkway, Suite   Charlotte   NC   28277

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Brett N. Bond_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TCP, LLC_____, as of ___December 31_____, 20 _11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Expires: 9/13/12

Kimberly M. Zif
Notary Public

Brett N. Bond
Signature

Managing Director/ER|
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TCP, LLC

TABLE OF CONTENTS



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
TCP, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of TCP, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCP, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 1, 2012

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

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TCP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2011	2010
ASSETS		
Cash and cash equivalents	$ 9,533	$ 42,499
Total assets	$ 9,533	$ 42,499
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 1,913	$ 32,843
Total liabilities	1,913	32,843
Member's equity	7,620	9,656
Total liabilities and member's equity	$ 9,533	$ 42,499

The accompanying notes are an integral part of these financial statements.

TCP, LLC

STATEMENTS OF INCOME

For the years ended December 31,

		2011		2010
Fee income	$	28,104	$	12,286,126
Interest income		26		199
		28,130		12,286,325
Consulting services		-		12,081,510
Dues and subscriptions		4,958		56,477
Insurance		565		560.00
Advertising		-		200
Professional fees		3,143		35,625
Office expense		1,500		493
Management fee		6,000		6,000
		16,166		12,180,865
Net income	$	11,964	$	105,460

The accompanying notes are an integral part of these financial statements.

TCP, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2011	2010
Balance at beginning of year	$ 9,656	$ 9,196
Net income	11,964	105,460
Capital contributions	-	5,000
Capital distributions	(14,000)	(110,000)
Balance at end of year	$ 7,620	$ 9,656

The accompanying notes are an integral part of these financial statements.

TCP, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	11,964	$	105,460
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Increase (decrease) in accounts payable		(30,930)		30,930
Net cash provided by (used in) operating activities		(18,966)		136,390
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital distributions		(14,000)		(110,000)
Capital contributions		-		5,000
Net cash used in financing activities		(14,000)		(105,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(32,966)		31,390
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		42,499		11,109
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	9,533	$	42,499

The accompanying notes are an integral part of these financial statements.

TCP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1. ORGANIZATION

TCP, LLC (the Company), a wholly owned subsidiary of Triarch Partners, LP, was organized under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

At December 31, 2011, TCP, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Effective December 31, 2011, Triarch Partners, LP sold all outstanding member interests in the Company to Abundant Power Capital, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue
The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognized upfront advisory fees as revenue upon receipt. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is a wholly-owned limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded or included in the Company's financial statements.

The Company, which files income tax returns in the U.S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Basis of Accounting
The financial statements of TCP, LLC are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Limited Liability
As a limited liability company, the members' liability is limited to his investment in the Company plus any personal guarantees the member has made on company obligations.

3. RELATED PARTY TRANSACTIONS

The Company has a management agreement with its parent, Triarch Partners, LP, for the reimbursement of administrative costs, including the use of office space, utilities, and telephones. Reimbursements during December 31, 2011 and 2010 for rent, utilities, and telephone use totaled $6,000 and $6,000, respectively.

TCP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

4. NET CAPITAL REQUIREMENTS

TCP, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital, as defined, of $7,619. At the same date the Company's ratio of aggregate indebtedness to net capital was .25 to 1. Accordingly, the Company was in compliance with the net capital requirements.

5. SUBSEQUENT EVENTS

TCP, LLC has analyzed its operations subsequent to December 31, 2011, through February 1, 2012, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

On May 1, 2011, Abundant Power Capital, LLC entered into a purchase agreement with Triarch Partners, L.P. for the purchase of all outstanding membership units of TCP, LLC. Sale of TCP, LLC was scheduled for two closings, the initial closing on May 1, 2011, and the final closing on December 31, 2011. Closing of the sale occured as scheduled. FINRA must review and approve any change in ownership of a registered broker/dealer. At January 23, 2012, the status of the change of ownership application was still in the review stages. The Company does not expect any problems obtaining FINRA approval for the transfer of ownership. An estimate of any financial effect regarding this subsequent approval is not presently determinable.

SUPPLEMENTAL INFORMATION

TCP, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	7,620
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		7,620
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Central Registration Depository and Prepaids)		1
Net capital	$	7,619

COMPUTATION OF NET CAPITAL REQUIREMENT

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	128
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		2,619
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$	7,428

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness (Accounts payable)	1,913
Percentage of aggregate indebtedness to net capital	25.11%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

TCP, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

TCP, LLC

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934pursuant to paragraph (k)(2)(i) of the rule.



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
TCP, LLC:

In planning and performing our audit of the financial statements of TCP, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vance Thurman & Hayes PLLC

Charlotte, North Carolina
February 1, 2012



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of TCP, LLC
Charlotte, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by TCP, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TCP, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

TCP, LLC's management is responsible for the TCP, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the December 31, 2011 audit report of TCP, LLC.

Vance Thornhill & Hayes PLLC

Charlotte, North Carolina
February 1, 2012

Financial Statements with Supplemental
Information and Independent Auditors' Report

TCP, LLC

As of December 31, 2011 and 2010

VF&G VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Financial Statements with Supplemental
Information and Independent Auditors' Report

TCP, LLC

As of December 31, 2011 and 2010